UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Track Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81373R109
(CUSIP Number)

ETS Limited c/o ADS Securities LLC Attn: Head of Legal CI Tower, Corniche Road PO Box 93894 Abu Dhabi United Arab Emirates +971-2-657-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81373R109	SCHEDULE 13D/A	Page 2 of 7
1	NAMES OF REPORTING PERSONS
ETS Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,706,579

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,706,579

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,706,579

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.65%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The percentage of the shares of common stock (“Common Shares”) reported beneficially owned by the Reporting Persons herein is based upon 11,578,758 Common Shares, which is the number of Common Shares outstanding as of May 1, 2022, as reported in the Quarterly Report on Form 10‑Q filed by Track Group, Inc. (the “Issuer”) with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2022.

CUSIP No. 81373R109	SCHEDULE 13D/A	Page 3 of 7
1	NAMES OF REPORTING PERSONS
ADS Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,706,579

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,706,579

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,706,579

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.65%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The percentage of the shares of common stock (“Common Shares”) reported beneficially owned by the Reporting Persons herein is based upon 11,578,758 Common Shares, which is the number of Common Shares outstanding as of May 1, 2022, as reported in the Quarterly Report on Form 10‑Q filed by Track Group, Inc. (the “Issuer”) with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2022.

CUSIP No. 81373R109	SCHEDULE 13D/A	Page 4 of 7
1	NAMES OF REPORTING PERSONS
ADS Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,706,579

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,706,579

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,706,579

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.65%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The percentage of the shares of common stock (“Common Shares”) reported beneficially owned by the Reporting Persons herein is based upon 11,578,758 Common Shares, which is the number of Common Shares outstanding as of May 1, 2022, as reported in the Quarterly Report on Form 10‑Q filed by Track Group, Inc. (the “Issuer”) with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2022.

CUSIP No. 81373R109	SCHEDULE 13D/A	Page 5 of 7
1	NAMES OF REPORTING PERSONS
Mahmood Ebraheem Al Mahmood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,706,579

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,706,579

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,706,579

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.65%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The percentage of the shares of common stock (“Common Shares”) reported beneficially owned by the Reporting Persons herein is based upon 11,578,758 Common Shares, which is the number of Common Shares outstanding as of May 1, 2022, as reported in the Quarterly Report on Form 10‑Q filed by Track Group, Inc. (the “Issuer”) with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2022.

CUSIP No. 81373R109	SCHEDULE 13D/A	Page 6 of 7

Item 1.	Security and Issuer

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2017 (as amended by Amendment No. 1 thereto, filed with the SEC on September 28, 2017, and Amendment No. 2 thereto, filed with the SEC on February 9, 2018, the “Original Schedule 13D”) relating to the common stock, $0.0001 par value per share (“Common Shares”), of Track Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 200 E. 5th Avenue, Suite 100, Naperville, Illinois 60563.

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 3 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

No material changes.

Item 3.	Source and Amount of Funds or Other Consideration

No material changes.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On May 31, 2022 ADS Securities entered into a Share Sale Agreement with Zuglex Trustee AG (“Zuglex”) pursuant to which ADS Securities agreed to sell to Zuglex 100 shares with a par value of US$1.00 each in the capital of ETS Limited subject to customary closing conditions.  Upon consummation of the transactions contemplated by the Share Sale Agreement, ADS Securities would transfer beneficial ownership of all 4,706,579 Common Shares currently beneficially owned by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Original Schedule 13D are hereby amended and restated as follows:

(a) and (b) The Reporting Persons may be deemed to beneficially own an aggregate of 4,706,579 Common Shares, which represent, in the aggregate, approximately 40.65% of the outstanding Common Shares. The percentage of Common Shares reported beneficially owned by the Reporting Persons herein is based upon 11,578,758 Common Shares, which is the number of Common Shares outstanding as of May 1, 2022, as reported in the Quarterly Report on Form 10‑Q filed by the Issuer with the SEC on May 13, 2022.

The filing of this Schedule 13D shall not be deemed to constitute an admission that any Reporting Person is the beneficial owner of any securities covered by this Schedule 13D for purposes of Section 13(d) of the Exchange Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated in Item 4 hereof is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

No material changes.

CUSIP No. 81373R109	SCHEDULE 13D/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ETS LIMITED

By:	/s/ Karim Sehnaoui
Name: Karim Sehnaoui
Title: Director

ADS SECURITIES LLC

By:	/s/ Christoph Pippel
Name: Christoph Pippel
Title: Head of Legal

ADS HOLDING LLC

By:	/s/ Mahmood Ebraheem Al Mahmood
Name: Mahmood Ebraheem Al Mahmood
Title: Chairman

MAHMOOD EBRAHEEM AL MAHMOOD

/s/ Mahmood Ebraheem Al Mahmood

Dated: June 2, 2022
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).